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                                                                    Exhibit 4(b)

                    WESTERN-SOUTHERN LIFE ASSURANCE COMPANY

           ENDORSEMENT FOR SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES
                  INDIVIDUAL RETIREMENT ANNUITY ("SIMPLE IRA")

The terms of this endorsement apply and replace contrary contract terms only if the Application indicates the contract is a Savings Incentive Match Plan for Employees IRA ("SIMPLE IRA") under Internal Revenue Code ("Code") Section 408(p). In the event of any conflict between this contract and any Code sections applicable to the annuity described above, the Code will govern. To qualify under the Code your contract must meet the following requirements:

1.   You may not change ownership of this contract at any time.

2. Your entire interest in the contract is nonforfeitable. It is established for the exclusive benefit of you or your beneficiaries.

3. Your contract is not transferable and may not be used as security for a loan.

4. You must be the Owner and the Annuitant and no joint owner or contingent owner is permitted.

5. All distributions made under the contract shall be in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     You must begin taking distributions no later than April 1 of the calendar year following the calendar year in which you attain age 70-1/2 ("required beginning date") over (a) your life or the lives of you and your designated beneficiary or (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy of you and your designated beneficiary. You must receive additional minimum distributions by December 31 for each year after the calendar year you attain age 70-1/2. Payments must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

     In addition to meeting the distribution requirements referenced above, payments under a partial withdrawal option or an annuity option must also comply with the minimum distribution incidental benefit (MDIB) requirements applicable to IRAs. The amount to be distributed each year beginning with the first calendar year for which distributions are required and then for each succeeding calendar year shall not be less than the quotient obtained by dividing the owner's benefit by the lesser of (1) the applicable life expectancy, or (2) if your spouse is not the designated beneficiary, the applicable divisor determined from the table set forth in Q&A-4 of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. Distributions after your death shall be calculated using the applicable life expectancy as the relevant divisor without regard to Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. This MDIB rule may increase the amount of your payments. If we are required to make a distribution to you at year end because payments made to you during the calendar year are insufficient to meet MDIB requirements for this contract, we will waive any surrender charge that might otherwise be applicable.

     If you have more than one SIMPLE IRA or traditional IRA, each IRA must separately calculate a required minimum distribution amount. You may satisfy the minimum distribution requirements for all these IRAs by receiving a distribution from any one SIMPLE IRA or regular IRA or combination of these IRAs. See IRS Notice 88-38 for details explaining this distribution option.

     Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by you by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which you attain age 70-1/2 and payments for subsequent years shall be calculated on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.



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6.   In the event of your death, your entire interest in this contract must be distributed in conformity with the regulations described below. The contract's provisions relating to the death of the Annuitant/Owner are changed to the extent necessary to conform with those regulations.

     If you die before your entire interest is distributed, the following distribution provision shall apply:

     a. If you die after distribution of your interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

     b. If you die before distribution of your interest commences, your entire interest must be distributed by December 31 of the calendar year containing the fifth anniversary of your death, unless an election is made to receive distribution in accordance with (1) or (2) below.

         (1) If your entire interest is payable to a designated beneficiary, then your entire interest may be distributed over the life or over a period certain not greater than the life expectancy of the designated beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year of your death. A designated beneficiary may elect at any time to receive greater payments, or

         (2) If your designated beneficiary is your surviving spouse, your spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of (i) December 31 of the calendar year immediately following the calendar year of your death, or (ii) December 31 of the calendar year in which you would have attained age 70-1/2. This election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of your death or the date distributions are required to begin pursuant to the preceding sentence. The surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments, or

         (3) If your designated beneficiary is your surviving spouse, your spouse may treat the annuity as his or her own SIMPLE IRA. This election will be deemed to have been made if your surviving spouse makes a rollover to this SIMPLE IRA from another SIMPLE IRA of the surviving spouse, or if an employer of the surviving spouse makes a contribution to this SIMPLE IRA under a SIMPLE IRA Plan maintained by such employer, or fails to elect any of the above provisions.

         Life expectancy is computed by use of the expected return multiples and Tables V and VI of Section 1.72-9 of the income tax regulations. For purposes of distributions beginning after your death unless otherwise elected by your surviving spouse by the time distributions are required to begin, life expectancy shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other beneficiary, life expectancy shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     Distributions under paragraph 6 are considered to have begun if distributions are made on account of your attaining your required beginning date or, if prior to the required beginning date, distributions irrevocably commence over a period permitted and in an annuity form acceptable under
     Section 1.401(a)(9) of the Proposed Income Tax Regulations.

7.   This SIMPLE IRA will accept only:

     a. A cash contribution made by an employer on behalf of the individual under a SIMPLE IRA Plan that meets the requirements of Code Section 408(p), and

     b. A rollover contribution or a transfer of assets from another SIMPLE IRA of the individual.

     No other contributions will be accepted.



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8.   Prior to the expiration of the 2-year period beginning on the date you first participated in any SIMPLE IRA Plan maintained by your employer, any rollover or transfer by you of funds from this SIMPLE IRA must be made to another SIMPLE IRA of your own. Any distribution of funds to you during this 2-year period may be subject to a 25-percent additional tax if you do not roll over the amount distributed into a SIMPLE IRA. After the expiration of this 2-year period, you may roll over or transfer funds to any IRA you own that is qualified under Code Section 408(a), (b) or (p).

9. If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of Code Section 408(p)(7)) under the terms of a SIMPLE IRA Plan of your employer, future SIMPLE IRA contributions must be permitted to transfer without cost or penalty (within the meaning of Code
     Section 408(p)(7)) to another SIMPLE IRA or IRA you own that is qualified under Code Section 408(a), (b) or (p). The transfer of your SIMPLE IRA balance under this contract to another institution may be subject to the surrender charges described in your contract.

10. The contract provisions for first year and minimum annual premiums or purchase payments do not apply to SIMPLE IRAs. If your contract permits a premium or purchase payment refund, any refund of premiums or purchase payments (other than those attributable to excess contributions) will be applied before December 31 of the calendar year following the year of the premium or purchase payment refund toward the payment of future premiums or purchase payments or the purchase of additional benefits. If your premiums or purchase payments are interrupted, the contract will be reinstated at any date prior to maturity upon payment by an employer under a SIMPLE IRA Plan of a premium or purchase payment to the Company. The minimum premium or purchase payment amount for reinstatement shall be at least $50.00. However, the Company may at its option either accept additional future payments or terminate your contract by payment in cash of the surrender value of the paid up benefit if no premiums or purchase payments have been received for two full consecutive contract years and the paid up annuity benefit at maturity would be less than $20 per month.

11. The Company shall furnish annual calendar year reports concerning the status of your annuity.

12. If contributions made for you under a SIMPLE IRA Plan maintained by your employer are received directly by the Company, which is the issuer of this SIMPLE IRA contract, from your employer, the Company will provide your employer with the summary description required by Code Section 408(p)(2)(B).


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13.  If this contract is issued in accordance with the terms of a SIMPLE IRA, the One Life Minimum Income Table in the contract is deleted and the following Table is substituted in lieu thereof:


                            ONE LIFE MINIMUM INCOME TABLE*
                      MONTHLY PAYMENTS FOR EACH $1,000 APPLIED

         ----------------------------------------------------------------------
         Age of                                Age of
         Payee         Life          Life       Payee      Life          Life
          Last       10 Years       20 Years     Last    10 Years      20 Years
         Birth-      Certain        Certain     Birth-    Certain      Certain
          day                                    day
         ----------------------------------------------------------------------
         15 and
          under       $2.80          $2.80       50        $3.87         $3.79
           16          2.82           2.81       51         3.94          3.85
           17          2.83           2.83       52         4.00          3.90
           18          2.84           2.84       53         4.08          3.96
           19          2.86           2.85       54         4.15          4.02

           20          2.87           2.87       55         4.23          4.08
           21          2.89           2.88       56         4.31          4.15
           22          2.90           2.90       57         4.40          4.21
           23          2.92           2.92       58         4.50          4.28
           24          2.94           2.93       59         4.59          4.35

           25          2.96           2.95       60         4.70          4.42
           26          2.98           2.97       61         4.81          4.50
           27          3.00           2.99       62         4.93          4.57
           28          3.02           3.01       63         5.05          4.64
           29          3.04           3.03       64         5.18          4.71

           30          3.07           3.06       65         5.32          4.79
           31          3.09           3.08       66         5.46          4.86
           32          3.12           3.11       67         5.61          4.92
           33          3.14           3.13       68         5.77          4.99
           34          3.17           3.16       69         5.93          5.05

           35          3.20           3.19       70         6.10          5.11
           36          3.23           3.22       71         6.28          5.17
           37          3.27           3.25       72         6.46          5.22
           38          3.30           3.28       73         6.65          5.27
           39          3.34           3.31       74         6.84          5.31

           40          3.38           3.35       75         7.03          5.35
           41          3.42           3.39       76         7.23          5.38
           42          3.46           3.42       77         7.43          5.41
           43          3.50           3.46       78         7.62          5.43
           44          3.55           3.50       79         7.81          5.45

           45          3.59           3.55       80         8.00          5.47
           46          3.64           3.59       81         8.18          5.48
           47          3.70           3.64       82         8.35          5.49
           48          3.75           3.69       83         8.51          5.50
           49          3.81           3.74       84         8.66          5.50

                                               85 and       8.80          5.51
                                                over
         ----------------------------------------------------------------------
         *Values are based on the "1983 Table a" adjusted for age last birthday, with compound interest at 3% a year.


     /s/ James N. Clark                             /s/ John F. Barrett
        Secretary                                      President and
                                                 Chief Executive Officer



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